May 12, 2006
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, DC 20549-0405

ATTENTION:	Kathleen Collins Accounting Branch Chief

Re:	Rock-Tenn Company Form 10-K for the Fiscal Year ended September 30,
2005 filed December 19, 2005
Form 10-Q for the Quarterly Period Ended December 31, 2005
Form 8-K Filed January 26, 2006 File No. 001-12613
Ladies and Gentlemen:
We received a letter dated April 13, 2006 (the “Comment Letter”) from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the documents listed above. This letter contains the responses of Rock-Tenn to the Staff’s comments in the Comment Letter. The numbered paragraphs correspond to the numbered paragraphs in the Comment Letter.
Form 10-Q For the Quarterly Period Ended December 31, 2005
Note 8. Share-Based Compensation, page 9
1. We note in your disclosure regarding the adoption of SFAS 123(R) that you chose the modified prospective method. We also note in your disclosure your statement that the financial statements for prior periods have been restated. Tell us why you restated the prior period financial statements if you chose to use the modified prospective method of adopting SFAS 123(R) and provide us with the detail of the amounts recorded.
Response:
The last sentence in the first paragraph of Note 8, states, “Financial statements for prior periods have been restated.” This sentence refers to the preceding sentence in that paragraph which states, “Also during the current quarter, in accordance with the modified prospective transition method, we eliminated its balance of Deferred Compensation, which represented unrecognized compensation cost for restricted stock awards.” We understood that the last sentence of paragraph 74 of SFAS 123(R) requires this as it states, “Any unearned or deferred compensation (contra-equity accounts) related to these earlier awards shall be eliminated against the appropriate equity accounts.” We did not restate prior periods for the recognition of compensation costs in the income statement. In our Form 10-Q for the quarterly period ended March 31, 2006, which was filed on May 9, 2006, we eliminated the last two sentences referred to above and added the following sentences: “In accordance with the modified prospective transition method, we eliminated the balance of Deferred Compensation displayed as a component of shareholders’ equity against additional paid-in capital for all periods presented. This item represented unrecognized compensation cost for restricted stock awards.” We will include these sentences in future filings in which the statements are applicable and propose that the Form 10-Q for the quarterly period ended December 31, 2005 not be amended to make this change.
2. We also note that you adopted SFAS 123(R) in the interim period ended December 31, 2005. Please tell us your consideration for the disclosure requirements of SAB No. 107, Section H, Question 1, which includes all disclosures required by paragraphs A240-242 of Statement 123R. In this regard, tell us specifically how you considered including the disclosures required by paragraphs A240(b)(2) as it relates to nonvested options. If you determine that you have not provided the required disclosures of this bulletin, tell us how you intend to comply with this bulletin.
Response:
The last sentence in the next to last paragraph on page 10 of our Form 10-Q stated the following, “As of December 31, 2005, there was $0.2 million of total unrecognized compensation cost related to nonvested stock options; that cost is expected to be recognized over a period of 2.25 years.” We viewed the number of nonvested shares as insignificant. Had we included the table it would have appeared as follows:
A summary of the status of our nonvested shares as of December 31, 2005, and changes during the three months ended December 31, 2005, is presented below:

	Shares	Weighted Average
		Grant Date Fair Value
Nonvested as of September 30, 2005	246,999	$5.75
Granted	—	—
Vested	—	—
Forfeited	(2,000)	5.71

Nonvested at December 31, 2005	244,999	$5.75
We included this table in our Form 10-Q for the quarterly period ended March 31, 2006 and will include a comparable table in future filings, as applicable.
Form 8-K filed January 26, 2006
3. We note your use of the non-GAAP measure, “Credit Agreement EBITDA” in the Form 8-K noted above which excludes a number of items. Tell us how you considered Question 8 of

Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures to include the following disclosures:
•	the manner in which management uses the non-GAAP measure to conduct or evaluate its business;
•	the economic substance behind management’s decision to use such a measure;
•	the material limitations associated with the use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure;
•	the manner in which management compensates for these limitations when using the non-GAAP financial measure; and
•	the substantive reasons why management believes the non-GAAP financial measure provides useful information to investors.
In this regard, we believe you should further enhance your disclosures to comply with Item 10(e)(1)(i)(C) and (D) of Regulation S-K and Question 8 of the related FAQ to demonstrate the usefulness of your non-GAAP financial measures which excludes a number of items, especially since these measures appear to be used to evaluate performance. Your current disclosure states that this non-GAAP measure is used to evaluate financial condition and provides a more complete understanding of financial condition and liquidity. Please note that a measure of liquidity should be reconciled to cash flows from operations rather than net income and if you believe this non-GAAP measure is a measure of liquidity, tell us how you considered reconciling this non-GAAP measure to cash flows from operations. Additionally, your statement that the non-GAAP measure provides a more complete understanding of your financial condition and liquidity appears to imply that GAAP financial measures are not complete measures of financial condition and liquidity.
Response:
We included the following paragraphs in our earnings press release furnished on Form 8-K on April 27, 2006:
“Credit Agreement EBITDA” is calculated in accordance with the definition contained in the Company’s Senior Credit Facility. Credit Agreement EBITDA is generally defined as Consolidated Net Income plus: consolidated interest expense, income taxes of the consolidated companies determined in accordance with GAAP, depreciation and amortization expense of the consolidated companies determined in accordance with GAAP, certain non-cash and cash charges incurred, expenses associated with the write up of inventory acquired in the GSPP acquisition to fair market value as required by SFAS 141, charges taken resulting from the impact of changes to accounting rules related to the expensing of stock options and pro forma GSPP EBITDA calculated giving pro forma effect to the acquisition calculated in accordance with the methodology applied by the Company in its financial statements filed with the SEC.
“Total Funded Debt” is calculated in accordance with the definition contained in the Company’s Senior Credit Facility. Total Funded Debt is generally defined as aggregate debt obligations reflected in our balance sheet, less the hedge adjustments resulting from terminated and existing fair value interest rate derivatives or swaps, plus additional outstanding letters of credit not already reflected in debt.
Rock-Tenn management uses Credit Agreement EBITDA and Total Funded Debt to evaluate compliance with Rock-Tenn’s debt covenants and borrowing capacity available under its Senior Credit Facility. Management believes that investors also use such measures to evaluate the Company’s compliance with its debt covenants and available borrowing capacity. Borrowing capacity is dependent upon, in addition to other measures, the “Leverage Ratio,” which is defined as Total Funded Debt divided by Credit Agreement EBITDA. As of March 31, 2006, the Company’s Leverage Ratio was 4.51 times, which compares to a maximum Leverage Ratio under the Senior Credit Facility of 5.0 times. Credit Agreement EBITDA and Total Funded Debt are not intended to be substitutes for GAAP financial measures and should not be used as such.
Because we believe that the Leverage Ratio is in effect an earnings to total debt comparison, we have reconciled Credit Agreement EBITDA and Total Funded Debt to what we believe are the closest GAAP measures, net income and total current portion of long-term debt and long-term debt, less current maturities, respectively. We believe these paragraphs more fully describe how and why we use this measure and will include similar wording in future filings that contain references to “Credit Agreement EBITDA.”
4. Additionally, tell us specifically what types of charges, including the specific amounts, are included in “additional permitted charges” in your calculation of “Credit Agreement EBITDA.”
Response:
Additional permitted charges are as follow:

Additional
Permitted Charges
(in millions)
Restructuring charges recorded in the quarter ended March 31, 2005	$2.7
Restructuring charges recorded in the quarter ended June 30, 2005	$0.8
Restructuring charges recorded in the quarter ended Sept. 30, 2005	$3.5
Restructuring charges recorded in the quarter ended Dec. 31, 2005	$1.0
Stock option expense recorded in the quarter ended December 31, 2005	$0.2
Noncash expenses recorded in the quarter ended December 31, 2005 related to the write-up of inventory acquired in the Gulf States Paperboard acquisition to fair market value	$1.2
* * *
Please note that we intend to pay particular attention to each of the Staff’s comments when we prepare future filings with the Commission.

We addressed the Staff’s comments in our press release announcing results for the quarter ended March 31, 2006 and in our second quarter Form 10-Q. We will address the Staff’s comments in all subsequent filings, rather than filing amendments to the three periodic reports referenced above.
Furthermore, as requested in the Comment Letter, we hereby acknowledge the following:
•	Rock-Tenn is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Rock-Tenn may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please call me at (678) 291-7540 at your earliest convenience to discuss any further comments or to indicate that the responses set forth in this letter are satisfactory to the Staff. Additionally, we respectfully request that the Staff expedite its review of this filing.

Sincerely,
/s/ Steven C. Voorhees
Steven C. Voorhees
Rock-Tenn Company

SCV/

cc:	Patrick Gilmore Thomas Ferraro James A. Rubright W. Forrest Bell Robert B. McIntosh